J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue
5th Floor
New York, NY 10019

November 2, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Ms. Jessica Livingston

Re:   Metropolitan Bank Holding Corp.
    Registration Statement on Form S-1
Registration File No. 333-220805

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), we, as representatives of the several underwriters, hereby join in the request of Metropolitan Bank Holding Corp. (the "Company") for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 3:00 PM, Eastern Daylight Time, on November 7, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Luse Gorman, PC, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,210 copies of the Preliminary Prospectus, dated October 27, 2017 and included in the above-named Registration Statement, as amended, were distributed during the period from October 27, 2017 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
J.P. MORGAN SECURITIES LLC KEEFE, BRUYETTE & WOODS, INC.
By:	J.P. MORGAN SECURITIES LLC
By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Vice President

By:	KEEFE, BRUYETTE & WOODS, INC.
By:	/s/ Victor Sack
Name: Victor Sack
Title: Managing Director